# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU Inc., CIK 0001413855
CUSIP: G3314G110
Title of class of securities: Class A ordinary share, par value $0.4 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 01/09/2026
Filed by CIK 0002079530
Persons authorized to receive notices and communications: YS Management Company Limited, c/o Yif Liu, 28 Lower Kent Ridge Road, Singapore, Singapore (U0), 11837, 852 84353173; Yif Liu, 28 Lower Kent Ridge Road, Singapore, Singapore (U0), 11837, 852 84353173

## Reporting persons
- YS Management Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 96,526,648; shared voting power 0; sole dispositive power 96,526,648; shared dispositive power 0; aggregate amount beneficially owned 96,526,648 (78.15% of the class)
  Comment: Note to Row 7, 9, 11: Represents 96,526,648 Class A ordinary shares directly held by YS Management Company Limited, which is 100% owned by Yif Liu.
  
  Note to Row 13: The percentage calculation is based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of January 9, 2026.
- Yif Liu (CIK 0002079530): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 96,526,648; shared voting power 0; sole dispositive power 96,526,648; shared dispositive power 0; aggregate amount beneficially owned 96,526,648 (78.15% of the class)
  Comment: Note to Row 7, 9, 11: Represents 96,526,648 Class A ordinary shares directly held by YS Management Company Limited, which is 100% owned by Yif Liu.
  
  Note to Row 13: The percentage calculation is based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of January 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.4 per share
Name of issuer: AIFU Inc.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is being jointly filed by YS Management Company Limited and Yif Liu (the "Reporting Persons").
Residence or business address:
The registered address of YS Management Company Limited is Room 1604, 16/F, OfficePlus@Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong.

The address of Yif Liu is 28 Lower Kent Ridge Road, Singapore 11837
Present principal occupation or employment: Yif Liu serves as a Director of YS Management Company Limited, which is a limited liability company without any substantive operations.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: YS Management Company Limited is a limited company incorporated under the laws of Hong Kong. Yif Liu is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

The Class A ordinary shares of the Company reported herein were acquired by YS Management Company Limited ("YSM")as consideration for the sale of its 77% equity interests in Nova Lumina Limited ("Nova") to the Issuer. The source of consideration for the acquisition of these shares was the Reporting Person's existing equity ownership in Nova.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D as a result of the aforementioned Transaction. The Reporting Persons acquired beneficial ownership of the Ordinary Shares for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

YSM beneficially owns 96,526,648 Class A ordinary shares of the Issuer, representing approximately 78.15% of the Issuer's total issued and outstanding ordinary shares and approximately 11.15% of the total voting power.

YSM is 100% owned by Yif Liu. Consequently, Yif Liu may be deemed to beneficially own the Ordinary Shares held by YSM.

The percentage of beneficial ownership of each Reporting Persons is based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of January 9, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the ordinary shares of the Issuer reported in this Schedule 13D.
Transactions in the class effected during the past sixty days:
YSM entered into a transaction agreement dated as of December 12, 2025 (the "Agreement"), by and among the Issuer, Nova Lumina Limited ("Nova"), and the other selling shareholder, Ethereal Group Ltd. Pursuant to the Agreement and as part of the Issuer's acquisition of 100% of the equity interests in Nova (the "Transaction"), YSM sold its entire equity interests in Nova, representing 77% of Nova's equity immediately prior to the Transaction, to the Issuer in exchange for 96,526,648 Class A ordinary shares of the Issuer (the "Consideration Shares"). This issuance of Consideration Shares to YSM was completed on January 9, 2026. The Consideration Shares are subject to a lock-up period of five years from the closing date of the Transaction.

During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any other transactions in the Ordinary Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D/A is incorporated by reference. Form of the Transaction Agreement has been filed by the Issuer with the SEC as Exhibit 10.1 to its current report on Form 6-K on December 12, 2025, which is hereby incorporated by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated January 16, 2026 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of YS Management Company Limited (filed herewith)
Exhibit 3: Form of Transaction Agreement, dated December 12, 2025 by and among AIFU Inc., YS Management Company Limited, Ethereal Group Ltd and Nova Lumina Limited (incorporation by reference to Exhibit 10.1 to the Form 6-K of AIFU Inc. filed with the Commission on December 12, 2025)

## Signatures
- YS Management Company Limited: /s/ Yif Liu, Yif Liu /Director (01/16/2026)
- Yif Liu: /s/ Yif Liu, Yif Liu (01/16/2026)